SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission File No. 1-14812

GLOBAL-TECH APPLIANCES INC.

(Exact Name of Registrant as Specified in its Charter and Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

21/F., Citicorp Centre, 18 Whitfield Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes ☐                                     No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2003

GLOBAL-TECH APPLIANCES INC.

By:	/S/ BRIAN YUEN

Brian Yuen Assistant Secretary

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EXHIBIT INDEX

Exhibit Number	Description	Page Number
1	Press release dated July 1, 2003	4-7
2	Press release dated July 17, 2003	8-9
3	Press release dated August 11, 2003	10-13
4	Press release dated September 8, 2003	14-15
5	Quarterly report for the three month ended June 30, 2003	16-30

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